Yukon-Nevada Gold Corp. Reports a Significant Resource Increase at
Jerritt Canyon, Nevada

Vancouver, BC – May 3, 2011 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) is pleased to announce a new and increased mineral resource estimate for its wholly-owned Jerritt Canyon operating gold mine in Elko County, Nevada, USA. Jerritt Canyon is operated by Queenstake Resources USA Ltd., a wholly owned subsidiary of Yukon-Nevada Gold Corp. ("YNG" or the "Company").

Jerritt Canyon’s measured and indicated mineral resource has increased by 578,000 ounces of gold, representing a 30% increase over 2007 levels. The updated mineral resource estimate incorporates a new 3-D geological model which includes additional drill hole results from January 1, 2008, to January 1, 2011.

The new mineral resource now comprises a measured resource of 1.08 million ounces, an indicated resource of 1.46 million ounces, and an inferred resource of 0.89 million ounces. This new model significantly increases the potential of the property and gives the Jerritt Canyon Geology team additional areas to explore and develop. The updated mineral resources completed to date include the primary work areas: Smith, SSX-Steer, Saval, West Mahala and Starvation Canyon.

Robert Baldock, CEO states, “This exciting new update using advanced modeling techniques clearly demonstrates that strong organic resource growth at Jerritt Canyon is achievable. This positive development confirms that the mines at Jerritt Canyon can deliver resource growth and extended mine life. This growth will continue with an expanded exploration and definition drilling program. Furthermore, the potential to mine past producing and new open pits on the property is clear. In light of the new modeling techniques and increased gold price, re-evaluation of the open pit potential is compelling, and these areas will be targeted in the upcoming drilling program.”

Maps showing the area locations and the new 0.10 opt gold grade shells can be seen on the Company’s web site here: http://www.yukon-nevadagold.com/i/pdf/JCResourceMaps2011.pdf

The tables below summarize the updated mineral resources.

Table 1. Jerritt Canyon Measured and Indicated Mineral Resources: January 1, 2011

	Measured			Indicated			Measured and Indicated
Deposit /Mine	K tons	oz/st	K oz	K tons	oz/st	K oz	K tons	oz/st	K oz
Murray	155.8	0.310	48.3	26.6	0.269	7.1	182.4	0.304	55.4
Murray Zone 9	-	-	-	210.9	0.277	58.5	210.9	0.277	58.5
SSX/Steer	2,358.5	0.226	533.4	1,653.9	0.221	365.8	4,012.4	0.224	899.2
Saval	99.6	0.258	25.7	556.4	0.221	123.0	656.0	0.227	148.7
Smith	1,982.8	0.237	470.0	2,203.4	0.233	513.7	4,186.2	0.235	983.7

Starvation	5.5	0.365	2.0	496.9	0.284	141.1	502.4	0.285	143.1
Wright Window	-	-	-	97.8	0.156	15.2	97.8	0.156	15.2

Pit Resources
Burns Basin Pit	-	-	-	29.7	0.134	4.0	29.7	0.134	4.0
California Mtn. Pit (NEXT)	-	-	-	8.0	0.115	0.9	8.0	0.115	0.9
Coyote Zone 10 Pit	-	-	-	-	-	-	-	-	-
Pie Creek Pit	-	-	-	190.2	0.157	29.9	190.2	0.157	29.9
Road Canyon Pit	-	-	-	148.6	0.143	21.2	148.6	0.143	21.2
Mill Creek	-	-	-	78.4	0.124	9.7	78.4	0.124	9.7

Underground Resources
Burns Basin	-	-	-	30.7	0.194	6.0	30.7	0.194	6.0
California Mtn.	-	-	-	32.1	0.377	12.1	32.1	0.377	12.1
Coyote Zone 10	-	-	-	45.2	0.212	9.6	45.2	0.212	9.6
MCE	-	-	-	4.4	0.201	0.9	4.4	0.201	0.9
Waterpipe II	-	-	-	-	-	-	-	-	-
West Mahala	0.4	0.199	0.1	225.4	0.189	42.6	225.8	0.189	42.7
Winters Creek	-	-	-	148.9	0.218	32.5	148.9	0.218	32.5

Sub Total	4,602.6	0.235	1,079.5	6,187.5	0.225	1,393.8	10,790.1	0.229	2,473.3

Stockpiles	-	-	-	902.2	0.073	65.8	902.2	0.073	65.8

Total All Sources	4,602.6	0.235	1,079.5	7,089.7	0.206	1,459.6	11,692.3	0.217	2,539.1

Notes:

1.

The January 1, 2011 mineral resources were all calculated using a 0.125 opt gold cutoff grade whereas the December 31, 2007 mineral resources used a 0.15 opt gold cutoff grade for undeveloped underground resources and a 0.125 opt gold cutoff grade for more mature underground resources as calculated by SRK Consulting (2008);

2.	Bolded values have been updated using the new 2011 models;
3.	Stockpile resources include remote and mill and were measured on January 1, 2011;
4.	Resources calculated using: additional drill holes completed in 2008-2010, and noted mining depletions (underground asbuilts completed as of year-end 2010).

Table 2. Jerritt Canyon Inferred Mineral Resources: January 1, 2011

	Inferred
Deposit /Mine	K tons	oz/st	K oz
Murray	90.4	0.228	20.6
Murray Zone 9	61.6	0.209	12.9

SSX/Steer	479.1	0.194	93.2
Saval	201.7	0.209	42.2
Smith	1,157.3	0.195	226.0
Starvation	256.3	0.276	70.7
Wright Window	19.0	0.229	4.3

Pit Resources
Burns Basin Pit	-	-	-
California Mtn. Pit	-	-	-
Coyote Zone 10 Pit	20.1	0.104	2.1
Pie Creek Pit	28.3	0.142	4.0
Road Canyon Pit	74.3	0.131	9.7
Mill Creek	-	-	-
Underground Resources
Burns Basin	50.6	0.228	11.5
California Mtn.	9.4	0.330	3.1
Coyote Zone 10	2.7	0.184	0.5
MCE	7.8	0.189	1.5
Waterpipe II	37.4	0.206	7.7
West Mahala	1,956.9	0.191	373.8
Winters Creek	37.2	0.199	7.4

Sub Total	4,490.1	0.198	891.2

Stockpiles	-	-	-

Total All Sources	4,490.1	0.198	891.2

Notes:

1.

The January 1, 2011 mineral resources were all calculated using a 0.125 opt gold cutoff grade whereas the December 31, 2007 mineral resources used a 0.15 opt gold cutoff grade for undeveloped underground resources and a 0.125 opt gold cutoff grade for more mature underground resources as calculated by SRK Consulting (2008);

2.	Bolded values have been updated using the new 2011 models.

The mineral resources have been estimated in accordance with the standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council in August 2000, as amended, and prescribed by the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects. The resources were classified according to: geological confidence, number of drill holes, number of drill hole samples and a specific search distance.

Mining at the Jerritt Canyon property is currently active at the Smith Underground mine which is producing approximately 1,000 ore tons per day using Small Mine Development, LLC as the mining contractor.

Other current activities at the mine include:

  finalizing the reclamation permit and bonding with the State of Nevada for the new Tailings Storage Facility with construction targeted to start in early July 2011;
  planning for weather independence around the existing mill facilities;
  planning the opening of the SSX-Steer underground mine complex in the third quarter of 2011;
  underground exploration and resource conversion drilling from the Smith Mine; and
  investing $12M in further exploration.

Exploration and resource conversion drill hole samples collected from the Jerritt Canyon property are delivered to and analyzed by ALS Laboratory Group in Reno, Nevada using standard fire assay techniques whereas production drill holes are delivered to and analyzed by the Jerritt Canyon Mine assay lab. The Company’s 2010 and 2011 Quality Assurance and Quality Control protocols are available at the Company’s website: http://www.yukon-nevadagold.com/i/pdf/JC_Assay_Protocols.pdf

The 2011 Jerritt Canyon mineral resources (in bolded text in Tables 1 and 2) were calculated by Karl Swanson, Mining Engineer Consultant, under the supervision of Todd Johnson, Vice President of Exploration for YNG. These individuals are Qualified Persons as defined by NI 43-101. YNG is currently preparing an updated NI 43-101 Technical Report which will include these results along with updated reserves; it is anticipated that this full report will be available and released in June 2011. Mr. Johnson supervised the preparation of the technical information, and has reviewed and approved the contents of this new release.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing, and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company’s focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company’s existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427

Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

Axino AG
Wolfgang Seybold
President and CEO
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Cautionary Note to U.S. Investors Regarding Estimates of Measured, Indicated and Inferred Resources

This press release uses the terms “measured,” “indicated and “inferred” “resources.” We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. SEC does not recognize them. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility studies, or economic studies except for Preliminary Assessment as defined under NI 43-101. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of a measured, indicated or inferred mineral inventory resource exists or is economically or legally mineable.